UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41804

Davis Commodities Limited

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Registrant’s Certifying Accountant

On August 30, 2024, the audit committee of the board of directors of Davis Commodities Limited (the “Company”) recommended, and the board of directors of the Company approved, the change of the Company’s independent auditor to AOGB CPA Limited (“AOGB”), in place of Onestop Assurance PAC (“Onestop”). The termination of the engagement with Onestop became effective from August 30, 2024, and the engagement of AOGB as the independent auditor of the Company became effective from August 30, 2024.

Onestop’s report on the Company’s financial statements for the fiscal years ended December 31, 2022 and 2023 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years and through August 30, 2024, there were no disagreements with Onestop on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Onestop’s satisfaction, would have caused Onestop to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through August 30, 2024, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the ineffective disclosure controls and procedures reported by management under Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 15, 2024.

The Company has provided Onestop with a copy of the above disclosure and requested that Onestop furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of Onestop’s letter is filed herewith as Exhibit 16.1.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of AOGB, neither the Company, nor someone on behalf of the Company, has consulted AOGB regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company nor was any oral advice provided that AOGB concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted AOGB regarding any matter that was the subject of a “disagreement” as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any “reportable events” as described in Item 16F(a)(1)(v) of Form 20-F.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davis Commodities Limited

Date: August 30, 2024	By:	/s/ Li Peng Leck
	Name:	Li Peng Leck
	Title:	Executive Chairwoman and Executive Director (Principal Executive Officer)

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EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter, dated August 30, 2024, from Onestop Assurance PAC addressed to the Commission

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